September 2, 2004

Gary Brown
Chairman of the Board
SkyLynx Communications, Inc.
500 John Ringling Blvd.
Sarasota, FL 34236

Dear Gary:

With regret I must resign from the Board of Directors of SkyLynx Communications, Inc. effective September 15, 2004.

I recently became associated with The Alternative Board, Inc. as a contract facilitator for the Scottsdale area. This position requires I maintain umbrella business liability coverage through their underwriters, which cannot be obtained if I am serving as SkyLynx board member.

I will make every effort to continue our relationship and assist you and the company as an unaffiliated consultant.

Regards,

/s/ Steven R. Jesson
Steven R Jesson
20629 N 74th Way
Scottsdale, AZ 85255